UCAP SECURITIES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69543

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2017__ AND ENDING __12/31/2017__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UCAP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Floor 38

(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wasitowski   **646-809-3600**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA, PC

(Name – if individual, state last, first, middle name)

2 Hartsdale St.	**St. James**	**NY**	**11780**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **David Wasitowski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **UCAP Securities LLC**, as of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

AXEL HERNANDEZ
Notary Public, State of New York
No. 01HE6366883
Qualified in Queens County
Commission Expires 11/06/2021

Chief Operating Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UCAP SECURITIES LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
UCAP Securities LLC

I have audited the accompanying statement of financial condition of UCAP Securities LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In my opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chalmers CPA PC

St James, New York
March 1, 2018

UCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash	$	354,170
Clearing deposit		142,787
Prepaid expenses		10,426
Fixed assets, net of depreciation		
of $6,082		25,198
Total assets	$	532,581

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	13,992
Due to related parties		5,601
Total liabilities		19,593
Member's equity		512,988
Total liabilities and member's equity	$	532,581

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Commissions	$	77,048
Interest income		757
Other income		13,522
Total revenue		91,327
Expenses:		
Compensation & benefits		931,991
Occupancy		164,156
Professional fees		139,688
Business development		125,524
Technology		74,202
Transaction fees		48,866
Other expenses		22,751
Regulatory		16,892
Total expenses		1,524,070
Net loss		$(1,432,743)

The accompanying notes are an integral part of these financial statements.

3

UCAP SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance - December 31, 2016	$ 327,731
Net loss	(1,432,743)
Member's capital contributions	1,618,000
Balance - December 31, 2017	$ 512,988

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows provided by operating activities:	
Net loss	$(1,432,743)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	6,082
Clearing deposit	7,213
Prepaid expenses	(1,639)
Accounts payable and accrued expenses	(3,073)
Due to related parties	5,601
Net cash used for operating activities	(1,418,559)
Cash flows from investing activities:	
Purchase of property and equipment	(31,280)
Net cash used for investing activities	(31,280)
Cash flows from financing activities:	
Member capital contributions	1,618,000
Net cash provided by financing activities	1,618,000
Net increase in cash and cash equivalents	168,161
Cash - beginning of period	186,009
Cash - end of period	$ 354,170

The accompanying notes are an integral part of these financial statements.

5

UCAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Note 1 - Organization and nature of business

UCAP Securities LLC (the "Company"), a limited liability company, was organized in the State of Delaware for the purpose of doing business in the State of New York. The Company is a wholly-owned subsidiary of Union Capital Group USA LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in June 2015. The Company is engaged in business as a securities broker-dealer. All transactions for the Company's customers are cleared through clearing broker-dealers on a fully disclosed basis.

Note 2 - Significant accounting policies

Revenue recognition

Securities transactions and the recognition of related income and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade date basis as securities transactions occur. Revenues from investment banking services are recognized when the transaction is signed or the closing is imminent. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of six months or less to be cash equivalents.

Property and equipment

Property and equipment is stated at costs. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	3 years

Depreciation expense for the year ended December 31, 2017 was $6,082.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 and through March 1, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2017.

Going Concern

During the year ended December 31, 2017 the Company had a net loss of approximately $1,433,000 and negative cash flow from operating activities of approximately $1,419,000. The Company's operating deficit during 2017 was funded by capital contributions from the Parent totaling $1,618,000. The Company expects that it will require additional capital contributions from the Parent to support its operations for the year ended December 31, 2018, and the Parent stated it will continue to provide such support to the Company for the foreseeable future. Having considered this information and the Parent's ability to continue to support the Company's operations, management continues using the going concern basis in preparing the Company's financial statements, which assumes that the Company will continue in operation for the foreseeable future.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2017.

Note 4 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2017.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $339,364 which was $334,364 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .058 to 1.

Note 6 - Commitments

On March 3, 2017, the Company entered into a sublease agreement for its New York City office space terminating November 29, 2018. The lease requires monthly payments of $19,696, plus electricity and operating expenses. Under this agreement the sublessor will rent back from the Company desk space on a month to month basis, for $1,700 per desk. Rent expense under this sublease for the year ended December 31, 2017 totaled $141,628 which is net of desk space rental of $24,431. In addition, the Company was required to maintain a CD as a security deposit in the amount of $138,000. This amount is included in cash as restricted cash.

Note 7 – Financial instruments with off balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 8 – Related party transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with the Parent and with UCAP Asset Management LLC, ("Affiliate"). Pursuant to the agreement, the Parent provides administrative, occupancy and other management and back-office services to the Company, effective January 1, 2017. For the year ended December 31, 2017, charges for these services totaled $78,969. At December 31, 2017, $4,320 was due to the Parent and $1,281 was due to the Affiliate, totaling $5,601, as stated in the statement of financial condition. In addition, the Parent provides the Company with office space in Miami, Florida on a month to month basis. Rent expense paid to the Parent totaled $21,806, for the year ended December 31,2017.

Note 9 – Income taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the member on their respective tax return. Accordingly, no provision for federal or state income taxes is recorded in the financial statements of the Company as of December 31, 2017.

Note 10 - Clearing broker

The Company has entered into a Fully Disclosed Clearing Agreement with INTL FCStone Financial Inc. ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. At December 31, 2017, the amount due from the Clearing Broker was $142,787, as stated in the statement of financial condition.

UCAP SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

Allowable capital:	
Total members' equity	$ 512,988
Less non-allowable assets:	
Prepaid expenses	10,426
Restricted cash	138,000
Fixed assets	25,198
Total non-allowable assets	173,624
Net capital before haircuts on securities	339,364
Haircuts on securities	-
Net capital	$ 339,364
Aggregate indebtedness	$ 19,593
Minimum net capital required	
(the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 334,364
Ratio: Aggregate indebtedness to net capital	.058 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

UCAP SECURITIES LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2017

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3.

UCAP SECURITIES LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

UCAP Securities LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. & 240.17.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. & 240-17a-5(d)(1) and (4). To the best of its knowledge and belief for the year ended December 31, 2017, the Company states the following:

(1) The Company has identified the provisions in paragraph (k) of SEC Rule 15c3-3 (the "exemption provisions") under which UCAP Securities LLC claimed an exemption from SEC Rule 15c3-3 as (k)(2)(ii); and

(2) The Company met the identified exemption provision throughout the most recent fiscal
year without exception.

David Wasitowski

UCAP Securities LLC

I, David Wasitowski, affirm that, to my best knowledge and belief, the exemption report is true and correct.

By: David Wasitowski   Signature: ____________

Chief Compliance Officer



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
UCAP Securities LLC

I have reviewed management's statements, included in the accompanying exemption report, in which (1) UCAP Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which UCAP Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) and (2) UCAP Securities LLC stated that UCAP Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UCAP Securities LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UCAP Securities LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

St. James, New York
March 1, 2018